1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2008

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F          X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No          X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date October 27, 2008	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

RESOLUTIONS PASSED AT THE FOURTH MEETING OF

THE FOURTH SESSION OF THE BOARD

The purpose of this announcement is to disclose the resolutions passed at the fourth meeting of the fourth session of the Board on 24 October 2008.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

The notice of the fourth meeting of the fourth session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) was despatched on 10 October 2008 by way of written notices or e-mails. The meeting was held on 24 October 2008 at the headquarters of the Company in Zoucheng City, Shandong Province. Thirteen directors of the Company were notified of the meeting and all of them were present. The meeting complied with the requirements of the laws and regulations such as the PRC Company Law and the articles of association of the Company (the “Articles of Association”).

The thirteen directors of the Company present at the meeting unanimously agreed and passed the resolutions as set out below:

1.	To approve the Report of the Company for the Third Quarter of 2008;

2.	To approve the “Proposal regarding the renewal of the continuing connected transactions with Yankuang Group Corporation Limited”;

(1)	Approved the entering into of the five continuing connected transactions agreements between the Company and Yankuang Group Corporation Limited. The agreements and the respective proposed annual amounts for the years 2009 to 2011 for the transactions contemplated under each agreement are to be submitted to the next extraordinary general meeting for the independent shareholders’ approval;

(2)	Approved the despatch of a circular regarding the continuing connected transactions to the shareholders and authorised a director to approve the information disclosed in the circular.

As this resolution involved connected transactions, five connected directors abstained from voting and the remaining eight directors, who are independent of the transactions, approved and passed this resolution unanimously. The four independent directors expressed their consents to the resolution. The company will publish an announcement in respect of the continuing connected transactions of the Company.

3.	To approve the “Proposal regarding the acquisition of the equity interest of Shandong Hua Ju Energy Company Limited”

(1)	Affirmed the consideration for the acquisition of 74% equity interest in Shandong Hua Ju Energy Company from Yankuang Group Corporation Limited at RMB593.24 million;

(2)	Approved the entering into the share transfer agreement in respect of the 74% equity interest in Shandong Hua Ju Energy Company Limited between the Company and Yankuang Group Corporation Limited, which is to be submitted to the next extraordinary general meeting for approval; and

(3)	Approved the despatch of a circular regarding the acquisition of equity interest in Shandong Hua Ju Energy Company Limited to the shareholders and authorised a director to approve the information disclosed in the circular.

As this resolution involved connected transactions, five connected directors abstained from voting and the remaining eight directors, who are independent of the transaction, approved and passed this resolution unanimously. The four independent directors expressed their consents to the resolution. Please refer to the announcement in relation to the acquisition of 74% equity interest in Shandong Hua Ju Energy Company Limited dated 27 October 2008 for further information.

4.	To approve the establishment of an independent board committee

An independent board committee was established for the purpose of considering whether the terms and conditions of each of (i) the proposal regarding the renewal of continuing connected transactions with Yankuang Group Corporation Limited; (ii) the proposal regarding the acquisition of the equity interest in Shandong Hua Ju Energy Company Limited, are fair and reasonable and are in the best interests of the Company and its shareholders as a whole. The independent board committee is comprised of the independent directors of the Company, members of which include Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

5.	To approve the “Proposal regarding amendments to the Articles of Association of the Company” for adoption by the next extraordinary general meeting of Yanzhou Coal Mining Company Limited

It was proposed that the Articles of Association be amended as follows:

(1) A new sub-paragraph, reading as follows, is proposed to be added as sub-paragraph number four under paragraph two of the original Article 66 relating to the provision of guarantees to subsidiaries which requires approvals in general meetings:

“(4) Provision of guarantee to any guaranteed party with an assets to liabilities ratio exceeding 70%.”

(2) A new paragraph, reading as follows, is proposed to be added to Article 166 as the second paragraph of that Article:

“The Board may establish special committees such as Strategic Committee, Audit Committee, Nomination Committee and Remuneration Committee as it deems appropriate. The special committees are to be comprised solely of Directors. The independent directors of the Company should take up the majority of the Audit Committee, the Nomination Committee and the Remuneration Committee and be responsible for as conveners of meetings. The members of the Audit Committee should have at least one independent director who is an accounting professional.”

(3) A new paragraph, reading as follows, is proposed to be added to Article 171 as the third paragraph of that Article:

“(3) Disclosure on provision of guarantee

The provision of external guarantee as approved by the Board or shareholders in general meetings should be disclosed in a preliminary report in a true, accurate, complete and timely manner. The obligation to disclose such matters should not be fulfilled by way of periodic reports.

The contents to be disclosed should include: (i) the respective resolutions passed by the Board or general meetings; (ii) the aggregate amount of external guarantee provided by the Company and its subsidiaries as at the date of disclosure; (iii) the aggregate amount of guarantees provided by the Company to its subsidiaries.

The above disclosure obligation should apply equally to the subsidiaries of the Company when providing external guarantees.

Within ten days upon the approval of the provision of external guarantee by the Company, the Company should file the relevant resolutions of the Board or the general meeting, minutes of the relevant meeting and financial statements of the guaranteed party with Shandong Provincial Securities Regulatory Bureau of the China Securities Regulatory Commission; and within ten days upon the signing of the guarantee agreement, file the relevant agreement(s) in respect of the external guarantee stamped with the Company’s chop with Shandong Provincial Securities Regulatory Bureau of the China Securities Regulatory Commission .”

(4) Article 202 of the Articles of Association:

Article 202 now reads as follows:

“The Supervisory Committee is to be comprised of five members, of which shareholders representative supervisors are elected and removed by general meetings and employee representative supervisors are elected and removed by democratic elections of the employees.”

Article 202 is proposed to be amended to read as follows:

“The Supervisory Committee is to be comprised of six members. Members of the Supervisory Committee should be comprised of shareholder representative supervisors and an appropriate proportion of employee representative supervisors. The number of employee representative supervisors should not be less than one-third of the total number of the members of the Supervisory Committee. Shareholders representative supervisors are elected and removed by general meetings and employee representative supervisors are elected and removed by democratic elections of the employees.”

6.	To approve the “Proposal regarding extension of time for repayment of entrusted loan by Yancoal Australia Pty Limited”

Approved that the repayment period for the principal and interests of the entrusted loan of Yancoal Australia Pty Limited in the amount of USD65,500,000 (equivalent to approximately RMB447,300,000) be extended from 7 November 2008 to 7 November 2010.

7.	To approve the “Proposal regarding the convening of the extraordinary general meeting of Yanzhou Coal Mining Company Limited”

(1) Approved that the extraordinary general meeting of Yanzhou Coal Mining Company Limited be convened;

(2) Authorised a director to, after obtaining the vetting approval of the relevant circular from the Stock Exchange of Hong Kong Limited, determine the respective time and dates for the holding of extraordinary general meeting, the despatch [date and contents] of the circular and the notice of the extraordinary general meeting to the shareholders.

By order of the Board of Directors of
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman of the Board

Zoucheng, Shandong Province, PRC

24 October 2008

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310